UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

China Tel Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Matthew Jennings, 8141 E, Kaiser Blvd, Suite 312, Anaheim Hills, CA 92808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westmoore Investment, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,750,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,750,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14		TYPE OF REPORTING PERSON PN

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westmoore Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,036,363
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,036,363
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,363
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
14		TYPE OF REPORTING PERSON OO

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westmoore Capital Group Series A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,250,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,250,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3%
14		TYPE OF REPORTING PERSON OO

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westmoore Capital Group Series B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,900,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,900,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
14		TYPE OF REPORTING PERSON OO

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westmoore Capital Group Series II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .6%
14		TYPE OF REPORTING PERSON OO

CUSIP No.16944J 10 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YYZ Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%
14		TYPE OF REPORTING PERSON OO

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to a transaction in which Chinacomm Acquisition, Inc., a California corporation and a wholly owned subsidiary of ChinaTel Group, Inc. (the “Issuer”), a Nevada corporation, and Trussnet USA, Inc., a Nevada corporation (“Trussnet”), and the shareholders of Trussnet (the “Trussnet Shareholders”) entered into an agreement for the “Business Reorganization” of Trussnet and Chinacomm wherein all of the issued and outstanding shares of common stock of Trussnet are being delivered to Chinacomm in exchange for shares of the Issuer’s Series A  Common Stock.  Chinacomm and Trussnet conducted a short-form merger under the laws of the State of Nevada with Trussnet being the surviving corporation and a wholly-owned subsidiary of the Issuer.  The principal executive office of the Issuer is 8105 Irvine Center Drive, Suite 800, Irvine, CA 92618.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) & (b) of this Statement is being filed by (i) Westmoore Investment, L.P., a California limited partnership, (ii) Westmoore Management, LLC, a California limited liability company (iii) Westmoore Capital Group, LLC a Delaware limited liability company, and (iv) YYZ Holdings, LLC, a California limited liability company (the “Reporting Persons”).  The business addresses for all of the Reporting Persons is 8141 E. Kaiser Blvd., Suite 312, Anaheim Hills, CA 92808.

(c) The principal business of each of the Reporting Persons is that they are part of a broad-based private equity group which includes business development, lending, and real estate.

(d) & (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the following Reporting Persons were Trussnet Shareholders, and thus in exchange for their Trussnet shares they received Series A Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Transaction was for the Reporting Persons to receive shares of Series A Common Stock of the Issuer in exchange for their Trussnet shares of common stock.  The Reporting Persons intend to hold the shares as long term investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b) In the aggregate, (i) Westmoore Investment, L.P., a California limited partnership, owns 6,750,000 or 8% of the Series A Common Stock of the Issuer, (ii) Westmoore Management, LLC, a California limited liability company owns 2,036,363 or 2% of the Series A Common Stock of the Issuer (iii) Westmoore Capital Group, LLC a Delaware limited liability partnership owns 4,650,000 or 5.6% of the Series A Common Stock of the Issuer and (iv) YYZ Holdings, LLC, a California limited liability company owns 250,000 or .3% of the Series A Common Stock of the Issuer.

Together, the Reporting Persons are the beneficial owners of 13,686,363 shares of the Series A Common Stock, or approximately 15.9% of the outstanding shares of the Series A Common stock of the Issuer, based upon 85,325,595 shares of the Series A Common Stock issued and outstanding.  Among the Reporting Persons there is no shared power to vote or dispose of any of the Reporting Person’s shares.

Westmoore Investment, L.P. and Westmoore Management, LLC and YYZ Holdings, LLC have the sole power to vote and dispose of their shares through their direct beneficial ownership.  However, Westmoore Capital Group, LLC indirectly owns shares through its series within the LLC, i.e. Westmoore Capital Group Series A and Westmoore Capital Group Series B, and Westmoore Capital Group Series II (the “Series”).  The Series respectively have the sole power to vote and dispose of their shares according to their direct beneficial ownership of their shares.

(c)  The Reporting Persons have caused the issuance of 13,686,363 shares of Series A Common Stock in exchange for their Trussnet shares pursuant to the Business Reorganization.  This transaction has occurred in the last 60 days and was effected through the Business Reorganization.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock directly owned by the reporting persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

NONE

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008

Westmoore Investment, L.P

By: /s/ Matthew Jennings
Matthew Jennings/Partner

Westmoore Management, LLC

By: /s/ Matthew Jennings
Matthew Jennings/Manager

Westmoore Capital Group, LLC

By: /s/ Matthew Jennings
Matthew Jennings/Manager

YYZ Holdings, LLC

By: /s/ Shawn Crawford
Shawn Crawford/Manager